UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

PHARMACOPEIA, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

7171EP101

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Stephen C. Costalas

Executive Vice President, Corporate

Development, General Counsel and

Secretary

Pharmacopeia, Inc.

P.O. Box 5350

Princeton, NJ 08543-5350

(609) 452-3600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

James J. Marino, Esq.

Dechert LLP

Suite 500, 902 Carnegie Center

Princeton, NJ 08540-6531

(609) 955-3211

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$791,213	$32.00

*

Calculated solely for the purposes of determining the filing fee. This amount is based upon the aggregate purchase price payable for options to purchase shares of Common Stock, $0.01 par value, of Pharmacopeia, Inc. that were eligible to be tendered and purchased by Pharmacopeia pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32.00	Filing Party: Pharmacopeia, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 21, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”) filed by Pharmacopeia, Inc., a Delaware corporation (“Pharmacopeia”), with the Securities and Exchange Commission on November 21, 2008, in connection with its offer to purchase all outstanding options to purchase shares of its common stock, par value $0.01 per share (“Common Stock”), on the terms and subject to the conditions described in the Offer to Purchase for Cash All Outstanding Options to Purchase Common Stock, dated November 21, 2008, and related attachments thereto (the “Offer to Purchase”). The Offer to Purchase attached as Exhibit (a)(1)(A) to the Statement, the Introductory Letter attached as Exhibit (a)(1)(B) to the Statement, the Letter of Transmittal attached as Exhibit (a)(1)(C) to the Statement, the Election Withdrawal Notice attached as Exhibit (a)(1)(D) to the Statement, the Reminder Notices of Expiration of Offer attached as Exhibit (a)(1)(E) to the Statement and the Example of Personal Options Statement attached as Exhibit (a)(1)(F) to the Statement, together and with all schedules and annexes thereto, constitute the “Offer.”

This Amendment No. 1 is made to report the results of the Offer.

This Amendment No. 1 to the Statement is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4.	Terms of the Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following:

The Offer expired at 11:59 p.m., Eastern Standard Time, on December 22, 2008. Following the expiration of the Offer, Pharmacopeia accepted for cancellation and payment options to purchase 3,371,348 shares of its Common Stock. Pharmacopeia will promptly pay the holders of such options an aggregate purchase price of $674,269.60.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2008

PHARMACOPEIA, INC.

By:	/s/ Brian M. Posner
Brian M. Posner
Executive Vice President, Chief Financial Officer and Treasurer